14501 N Fwy

Fort Worth, Texas 76177

February 25, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Sarah Sidwell

Re:	Farmer Bros. Co. Registration Statement on Form S-3 File No. 333-283765 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Farmer Bros. Co. (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-283765), so that it will be declared effective at 4:00 p.m. Eastern Time on February 28, 2025, or as soon as possible thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Bass, Berry & Sims PLC by calling Tatjana Paterno at (615) 742-7928.

Very truly yours,

Farmer Bros. Co.

By:	/s/ Jared Vitemb
Jared Vitemb
VP, General Counsel, Secretary, and Chief Compliance Officer